Exhibit 9.3

PRESS RELEASE

United States: First Oil from
the Anchor field in Gulf of Mexico

Paris, August 12, 2024 – TotalEnergies announces the start of production from the Anchor field, located in the US Gulf of Mexico, in which the Company has a 37.14% interest alongside operator Chevron (62.86%).

Located 225 kilometers off the Louisiana coast, Anchor, which development was launched in December 2019, consists of a system of subsea wells connected to a semi-submersible floating production unit (FPU) with a production capacity of 75,000 barrels of oil per day and 28 million cubic feet of gas per day. At plateau, Anchor will represent close to 30,000 barrels of oil equivalent per day (boe/d) net for TotalEnergies. The Anchor FPU has been designed to minimize greenhouse gas emissions through an all-electric configuration, with electric motors and electronic controls, and the utilization of waste heat and vapor recovery technologies.

“The start-up of Anchor is a new milestone in the deployment of TotalEnergies’ integrated energy model in the US, combining the development of oil projects with a high leverage to price and a low emissions intensity and growth in Integrated LNG and Integrated Power. Delivered safely, on time and within budget, this project will contribute to the Company’s free cash flow growth trajectory” said Nicolas Terraz, President, Exploration & Production at TotalEnergies.

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TotalEnergies in the United States

TotalEnergies is deploying its integrated energy model across the United States, where it has been active since 1957. With over 10 Mt of output in 2023, TotalEnergies is the leading exporter of U.S. LNG, and plans to increase its capacity to 15 Mt/y after the start-up of the Rio Grande LNG plant in South Texas. The Company is integrated throughout the LNG value chain, with upstream gas production assets in Texas and offshore in the Gulf of Mexico. The U.S. is also a key country for the deployment of TotalEnergies’ Integrated Power strategy – with 25 GW of renewables projects and flexible generation assets, and as a power trading hub in Houston. Find out more about TotalEnergies’ U.S. presence here.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).